UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Yingli Green Energy Holding Company Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-33469
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

No. 3399 Chaoyang North Street, Baoding, Hebei Province, People’s Republic of China	071051
(Address of principal executive offices)	(Zip Code)

Yiyu Wang, Chief Financial Officer

Telephone: (86 312) 8929-700

Facsimile: (86 312) 8929-800

No. 3399 Chaoyang North Street

Baoding 071051, Hebei Province, People’s Republic of China

(Name and telephone number, indicating area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

This Form SD has been prepared by Yingli Green Energy Holding Company Limited (herein referred to as “Yingli Green Energy,” the “Company,” “we,” “us,” or “our”). The information of this Form SD, together with any Exhibits hereto, includes the activities of all majority-owned subsidiaries that are required to be consolidated in the financial statements of the Company.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A.  Company Overview

We are the largest vertically integrated photovoltaic, or PV, module supplier in the world in terms of shipments of PV modules in 2013 based on public information. Our current products and services substantially cover the entire PV industry value chain, ranging from crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems, and starting from 2012, to development and operation of solar projects. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules and PV systems under our own brand names, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including China, the United States, Germany, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, South Korea and Belgium. We had approximately 19,300 employees as of December 31, 2013 worldwide. Our principal executive offices are located at No. 3399 Chaoyang North Street, Baoding, Hebei Province, People’s Republic of China.

B.  Products Overview

Our product lines are classified in the following categories: polysilicon, PV cells, PV modules and PV systems (including certain components or auxiliaries thereof).

Polysilicon, also called polycrystalline silicon, is a material consisting of small silicon crystals.  Polysilicon is the feedstock to make polysilicon ingots and blocks, which will be then produced to polysilicon wafers.  Our polysilicon is solely produced by our subsidiary in China, Fine Silicon Co., Ltd., or Fine Silicon. However, due to the sharp decline in polysilicon prices in recent years, Fine Silicon was not able to achieve cost-effective production. Currently, Fine Silicon is not producing any meaningful amount of polysilicon.

A PV cell is a device made from a polysilicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. We generally use all of our PV cells in the production of our PV modules. However, we occasionally also sell PV cells to other entities.

A PV module is an assembly of PV cells that are electrically interconnected by ribbons and bus bars, laminated and framed in a durable and weatherproof package by using glasses, back sheets, aluminum frames and EVAs, together with junction boxes and cables. Currently, most of our PV modules are made with PV cells produced by us and a small portion of our PV modules were made with PV cells we purchased from third-party suppliers.  PV modules are our major products.

A PV system consists of one or more PV modules that are physically mounted and electrically interconnected with system components or auxiliaries such as batteries, lamps, capacitor, cables and printed circuit board, to produce and store electricity. Generally almost all PV modules used in our PV systems are produced by us. In order to focus on our core PV products and their components, we source most components or auxiliaries of PV systems from third-party manufacturers.  However, we also manufacture some controllers, inverters through our subsidiary, Beijing Green Tech Co., Ltd., or Green Tech and mounting components through Fine Silicon.

Based upon our internal assessment, the polysilicon and PV cells we produce do not contain conflict minerals but the PV modules and PV systems we manufacture or contract to manufacture contained conflict minerals. Accordingly, for the purposes of this Form SD, together with any Exhibits hereto, only our PV modules and PV systems were considered.

C.  Supply Chain Overview

Tin, tantalum, tungsten and gold (Conflict Minerals or 3TG) contained in the PV modules and PV systems we manufacture or contract to manufacture were contained in components or auxiliaries supplied by third-party manufacturers. We did not process Conflict Minerals in our products. In order to manage the scope of our supply chain review, we rely upon our direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirement with our Conflict Minerals Policy, which could be found at www.yinglisolar.com/en/about/community/. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

We have performed comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes. Almost all suppliers were required to provide the specifications, data sheets, material safety data sheets or other applicable documents in order to identify the composition of the materials supplied to us.

According to the information we gathered, we defined the scope of our conflict minerals due diligence by identifying and reaching out to certain suppliers that provide materials that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI), and launched our conflict minerals due diligence communication survey to these suppliers, who are suppliers to our PV modules and PV system manufacturing in 2013.

D.  Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

We conducted an analysis of our products and found that our PV modules and PV systems contain tin, tantalum and gold, but do not contain tungsten. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

After having conducted a good faith reasonable country of origin inquiry, we have noticed that (i) some suppliers claimed that the Conflict Minerals did not originate from the DRC or an adjoining country (Covered Countries) and the other suppliers cannot determine whether the Conflict Minerals originated from the Covered Countries; and (ii) some suppliers claimed that the Conflict Minerals did not come from a recycler or scrap supplier and the other supplier cannot determine whether the Conflict Minerals came from a recycler or scrap supplier. In this context, we have been unable to determine the origin of all of the tin, tantalum and gold used in our PV modules and PV systems and we will take further actions to mitigate the risk.

Due to the complexity of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/Conflict-Free Smelter (CFS) program, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

E. Conflict Minerals Report

We have prepared a Conflict Minerals Report, which is provided as Exhibit 1.01 hereto and is publicly available at www.yinglisolar.com/en/about/community/. This Conflict Minerals Report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached, and the other disclosures required by the SEC.

Item 1.02 Exhibit

Section 2 — Exhibits

Item 2.01  Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Yingli Green Energy Holding Company Limited
(Registrant)

By:	/s/ Yiyu Wang	Date:	May 28, 2014

Name: Yiyu Wang

Title: Chief Financial Officer